As filed with the Securities and Exchange Commission on May 10, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INCREDIMAIL LTD. (Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

2 Kaufman Street, Tel-Aviv, Israel	68012
(Address of Principal Executive Offices)	(Zip Code)

THE 2003 ISRAELI SHARE OPTION PLAN

(Full title of the plan)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19715
(Name and address of agent for
service)
(302) 738-6680
(Telephone number, including area code, of agent for service)

Copy to:

Michael Rimon
Meitar Geva Liquornik & Leshem Brandwein
16 Aba Hillel Silver Road
Ramat Gan 52506, Israel
Telephone No.: (972-3) 610-3100
Telecopier No.: (972-3) 610-3687

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary Shares, par value NIS 0.01 per share	628,000	$5.23(2)	$3,284,400	$351
Ordinary Shares, par value NIS 0.01 per share	740,000	$6.74(3)	$4,987,600	$534
Total	1,368,000	$6.0468	$8,272,000	$885

(1)	This registration statement shall also cover such indeterminate number of Ordinary Shares as may be issued to prevent dilution resulting from stock dividends, stock splits or similar transactions effected without the registrant’s receipt of consideration, which transactions result in an increase in the number of outstanding Ordinary Shares of the registrant, in accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Represents a weighted average exercise price of $5.23 per each Ordinary Share underlying outstanding stock options.

(3)	Estimated solely for the purpose of calculating the registration fee on the basis of, pursuant to Rule 457(c) and (h) under the Securities Act, the average of the high and low sale prices of the Ordinary Shares on the Nasdaq Capital Market on May 3, 2006 with respect to 733,920 Ordinary Shares subject to future grants under the plan underlying this registration statement and 6,080 Ordinary Shares issued pursuant to the exercise of options.

PART I

EXPLANATORY NOTE

This registration statement registers ordinary shares, par value NIS 0.01 per share, of IncrediMail Ltd. that are being issued and sold or may be issued and sold by IncrediMail to participants in the IncrediMail 2003 Israeli Share Option Plan (the “Plan”). The Plan, a copy of which is attached to this registration statement as Exhibit 99.1, currently provides for the grant of options to purchase an aggregate of 1,368,000 ordinary shares (following the 38-for-one split effected as a dividend on our ordinary shares and an increase in the number of ordinary shares available for grant approved by our board of directors and shareholders in November 2005). Any expired or cancelled options are available for reissuance under the Plan. This registration statement also registers reoffers and resales of ordinary shares, to be resold on a continuous or delayed basis by certain shareholders of IncrediMail, issuable upon the exercise of options granted or ordinary shares purchased from IncrediMail under the Plan that may constitute “control securities” or “restricted securities” under General Instruction C of Form S-8. Such control securities and restricted securities may be re-offered and resold on a continuous or delayed basis in the future under Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with General Instruction C of Form S-8, the amount of ordinary shares to be offered or resold by means of the reoffer prospectus contained in Part I by each selling shareholder (and any other person with whom such selling shareholder is acting in concert for the purpose of selling such shares) may not exceed, during any three-month period, the amount specified in Rule 144(e) under the Securities Act.

This registration statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with Part I of Form F-3 (in accordance with Instruction C of Form S-8). The second part contains information required in the registration statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission. IncrediMail will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement (which documents are incorporated by reference in the Section 10(a) prospectus as set forth in Form S-8), the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act, and additional information about the Plan. Requests should be directed to Yacov Kaufman at IncrediMail Ltd., 2 Kaufman Street, Tel-Aviv 68012, Israel, 972-3-516-0195.

REOFFER PROSPECTUS

45,600 ORDINARY SHARES

INCREDIMAIL LTD.

The ordinary shares, par value NIS 0.01 per share, of IncrediMail Ltd. covered by this reoffer prospectus may be offered and sold to the public by certain shareholders of IncrediMail, referred to in this document as the selling shareholders. The selling shareholders have acquired or will acquire the shares through the exercise of stock options granted to them under the IncrediMail 2003 Israeli Share Option Plan (the “Plan”). The amount of ordinary shares to be offered or resold by means of this reoffer prospectus by each selling shareholder listed herein and any other person with whom he or she is acting in concert for the purpose of selling ordinary shares of IncrediMail may not exceed, during any three-month period, the amount specified in Rule 144(e) under the Securities Act of 1933 (the “Securities Act”).

Our ordinary shares are quoted on the Nasdaq Capital Market under the symbol “MAIL”. On May 9, 2006, the last business day prior to foiling of the registration statement of which this reoffer prospectus constitutes a part, the closing price of our ordinary shares on the Nasdaq Capital Market was $6.71 per share. The selling shareholders may sell their shares directly or indirectly in one or more transactions on the Nasdaq Capital Market or on any stock exchange on which the shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

The selling shareholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the shares, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). In connection with such sales, the selling shareholders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

IncrediMail will not receive any proceeds from the sale of the shares by the selling shareholders.

This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 5

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is May 10, 2006

You should rely only on the information contained in this reoffer prospectus or any supplement. No one is authorized to provide you with information different from that which is contained in or incorporated by reference into this reoffer prospectus. Ordinary shares are being offered and sold only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the ordinary shares.

ADDITIONAL INFORMATION

IncrediMail has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-8 under the Securities Act with respect to the ordinary shares offered hereby. This reoffer prospectus does not contain all of the information set forth or incorporated by reference in the registration statement and the exhibits thereto. For further information with respect to IncrediMail and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits thereto. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

IncrediMail is subject to certain periodic reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports and other information with the Commission. However, IncrediMail is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements and its officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, IncrediMail is not required to publish financial statements as frequently or containing the same information as United States companies. IncrediMail furnishes and intends to continue to furnish its shareholders with annual reports containing financial statements examined by an independent accounting firm prepared in accordance with U.S. GAAP. The registration statement, including exhibits, and the reports and other information filed by IncrediMail can be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can be obtained from such office at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed or furnished by IncrediMail with the Commission are incorporated by reference herein:

(a)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on April 4, 2006 (except for Exhibit 13 thereto);

(b)	Our reports on Form 6-K furnished to the Commission on February 28, March 23, April 4 and April 27, 2006; and

(c)	The description of our ordinary shares set forth in the Prospectus, dated January 30, 2006, contained in the Company’s registration statement on Form F-1/A (No. 333-129246) filed with the Commission on January 30, 2006, including any other amendment or report filed for the purpose of updating such description.

All documents subsequently filed by IncrediMail with the Commission pursuant to Sections 13(a), 13(c) and 15(d) of the Exchange Act and, to the extent, if at all, designated therein, certain reports on Form 6-K furnished by IncrediMail, prior to the termination of the offering of the ordinary shares hereunder, shall be deemed to be incorporated by reference into this reoffer prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

IncrediMail will provide without charge to any person to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Yacov Kaufman at IncrediMail Ltd., 2 Kaufman Street, Tel-Aviv 68012, Israel. Our telephone number is 972-3-516-0195.

THE COMPANY

We design and market an integrated suite of customized and entertaining email software products for the consumer or home user markets. We believe we are a global technology leader in enriching email interactions by offering users the ability to design highly personalized email presentations. We believe that our innovations in entertaining email technology, along with our large collection of multimedia content for email communication, have made our website one of the top Internet destinations in the world for downloading entertaining email solutions.

Since we began operations in 2000, we have recorded approximately 63 million registered downloads of our free product in more than 100 countries, and since January 1, 2003, we have recorded more than one million registered downloads each month. As of December 31, 2005, we have more than 10 million active users, and currently, more than 300 million IncrediMail emails are sent by our users each month. Our users typically use our products for as long as three years. Through December 31, 2005, we have sold more than 908,000 products and content licenses worldwide to our registered users. We believe our historical track record of converting registered users to purchasing customers represents a convincing validation of our business strategy.

We generate revenue by:

—	selling our premium software products and services;
—	licensing and co-branding our Incredi brand to operators of third party websites; and
—	selling paid advertising and sponsored links on our website and email client.

To date, we have relied mainly on “viral growth” to grow our user base. Our “viral growth” has resulted from recipients of our users’ emails clicking on the link at the bottom of emails sent with IncrediMail Xe and then downloading our products and also from word of mouth. Our revenues were $6.2 million in 2004 and $7.4 million in 2005. We have had net income every year since 2002. Since 2003, our gross profit has ranged between 92% and 93% of our gross revenues and our operating income has ranged between 40% and 42% of our gross revenues.

When we use the term “registered user” in this reoffer prospectus, we mean an IncrediMail user who has downloaded one of our products and completed the registration process. Registrations are not necessarily indicative of the number of individual users as a user may register more than one time. In addition, the term “active user” as used in this reoffer prospectus means a registered user who has performed any activity using any IncrediMail product or service, including opening or sending emails using IncrediMail, downloading content or updating the product, in the 90 days prior to the measurement date.

RISK FACTORS

In addition to the other information contained in this reoffer prospectus, prospective investors should consider carefully the following risk factors in evaluating our business and an investment in our ordinary shares.

This reoffer prospectus contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any forward-looking statement. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

If we are unable to establish and increase market acceptance of our products, we will not grow our business and our revenues could decline.

Our basic software product is currently supplied to our customers free of charge. We will be able to increase revenues only if we can create and maintain a substantial market demand for our enhanced software products and related services, for which we currently charge a one-time license fee.

Many email users have multiple email clients, many of which are likely provided to them free of charge by large Internet and software companies. Therefore, our ability to execute our business strategy depends on market demand for email software programs that create a customized and entertaining email experience of the kind provided by our products. The rate of adoption and acceptance of our products may be affected adversely by changing consumer preferences, product obsolescence, technological change, market competition, development and acceptance of non-Internet mediums of communication and our products’ quality and novelty.

If we are unable to continually enhance our existing products and develop new products that achieve widespread market acceptance, our ability to attract and retain customers could be impaired, our competitive position may be harmed and we may be unable to generate additional revenues.

We believe that the number of downloads of our free IncrediMail Xe indicates that many email users are interested in having a customized and entertaining email experience. Our future revenue and profit growth will depend, in part, on increasing the percentage of registered or active users of our free product who become actual purchasers of our products and services, as well as making our products and services attractive to new users. In order to induce those email users to purchase or license our products, we must continually enhance our existing products by offering additional features and content and we must continue to introduce novel products. The enhancement of existing products and the development and commercialization of new products can be very complex. Software product development and commercialization depends upon a number of factors, including:

—	accurate prediction of market requirements, market preferences and content trends and evolving standards;
—	development of advanced technologies and capabilities;
—	timely completion and introduction of new product designs and features that incorporate market requirements and preferences;
—	our ability to recruit and retain highly qualified personnel;
—	our ability to market our new products; and
—	market acceptance of the enhanced and new products.

We may be unable to enhance our existing products or to develop new products. Furthermore, we may not develop or introduce new products or product enhancements in time to take advantage of market opportunities or achieve a significant or substantial level of acceptance in new or existing markets. If we fail to do so, our ability to attract and retain customers could be impaired, our competitive position may be harmed and we may be unable to generate substantial revenues.

We may have difficulty managing our growth, which could limit our ability to increase our sales and control our costs.

We have been experiencing significant growth in the scope of our operations and the number of our employees. This growth has placed increased demands on our management and on our financial and operational resources. In order to achieve our business objectives, we will need to continue to grow. Continued growth would increase the challenges involved in:

—	implementing appropriate operational and financial systems and controls;
—	expanding our sales and marketing infrastructure and capabilities; and
—	maintaining the morale of our employees.

If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results will suffer.

Due to our limited history of operations, we may not be able to predict our future performance or continue our revenue growth or profitability.

We were incorporated in November 1999 and commercially launched our first product in the third quarter of 2000. Consequently, we have a limited history of operations from which to predict our future performance. The future viability of our business will depend on our ability to increase product sales, introduce new products, increase advertising revenues, exploit our brand name and control costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth or profitability.

If we do not establish a strong brand name, we may be unable to market our products effectively.

We have not yet established a strong brand name. We believe that establishing and strengthening the IncrediMail and Incredi brand among Internet and email users is one of the critical elements of executing our business strategy. Our ability to promote and position our brand depends largely on our ability to provide high quality, highly reliable products with the features desired by our consumers. If we fail to establish and maintain our brand, we may be unable to attract new consumers and compete effectively.

In addition, we seek to exploit our brand name Incredi by applying it to products or services offered through collaboration with third parties. Failure of any of our collaborations that exploit our brand name for services not related to our core business could damage our brand name and reputation as it relates both to our software products and to our other existing collaborations. This kind of damage could curtail our efforts to strengthen our brand name and could adversely affect our results of operations.

If we do not develop additional ways to distribute and sell our products, our sales could decline.

We currently sell our products primarily through our website. Our growth strategy includes entering into agreements with OEMs, to bundle our products and services with their hardware. We do not currently have any agreements with OEMs, and we cannot assure you that we will be able to enter into such agreements on favorable terms or at all. OEM customers can be very demanding with respect to the features they demand in software products they bundle, quality controls and testing requirements and payment terms. Because there are a relatively small number of significant OEM customers, if they demand reduced prices for our products, we may not be in a position to refuse such demands, which could adversely affect growth of our sales. If particular OEMs demand certain product or product features that we are unable to deliver, or if they impose higher quality requirements than we are able to satisfy, our revenues also could be adversely affected. Further, if our competitors offer our OEM customers more favorable terms than we do or if our competitors are able to take advantage of their existing relationships with these OEMs, then these OEMs may not include our software with their computers. These OEM relationships serve an important role in distributing our software to the end-user and positioning the market for upgrades to our more fully featured software products. If we are unable to develop and then maintain relationships with OEMs, our business could suffer.

In addition, our growth in part depends upon creating and managing additional distribution channels, such as distributors that would sell our products to end-users and other resellers. These channels involve a number of special risks, including:

—	resellers and distributors are generally not subject to minimum sales requirements or any obligation to market our products to their customers;
—	reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause; and
—	resellers and distributors may market and distribute competing products, in part due to pricing, terms and promotions offered by our competitors and other factors that we do not control and cannot predict.

If we fail to develop additional distribution channels, our ability to increase our revenues and achieve our anticipated growth would be adversely affected. If we fail to manage our distribution channels, our distribution channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position. In addition, some distributors may experience financial difficulties, and as a result, we may have reduced sales or increased bad debt expense, which would also adversely affect our operating results.

Our continuing “viral growth” could be adversely affected if we do not increase the number of our registered users or if users stop using our software.

To date, we have relied mainly on “viral growth” to grow our user base. If users of our products stop their usage, our viral growth will be diminished because they will no longer be forwarding links to our site via their emails, and our revenues and market share may decrease. Our historical experience with usage of our products indicates that usage of IncrediMail Premium declines to approximately 8% after three years. Therefore, in order to induce our existing users to continue to send IncrediMail emails to potential new users, we must continually enhance our existing products and develop new ones. If we cannot offer such products, because of lack of resources, competition or other reasons described elsewhere in these Risk Factors, our revenues and results of operations will be adversely affected.

If we are unable to generate substantial revenues from advertisers, we may not be able to increase our revenues or execute our business strategy.

We currently display third party advertising on our website and in our free software. Our revenues from these advertisers have increased over the past two years but still represented less than 10% of our revenues for the year ended December 31, 2005. We intend to dedicate additional marketing resources to the development of this revenue stream. However, our ability to increase our advertising revenues may be limited by, among other reasons, a possible perception that the Internet is an ineffective marketing medium due to the excessive number of banner advertisements, the growing number of installations by Internet users of “filter” software programs that allow them to block “pop-up” advertisements or to prevent installation of software components that act as spying agents, and the limitations on the content of advertisements on the Internet compared to other forms of media. In addition, our advertising revenues depend, in part, on the number of our active users and visitors to our website. Because most users stop using the IncrediMail software after three years, if we do not continue to experience large numbers of new registered users, or if our website traffic decreases, our advertising revenues may not increase or could decline. In addition, we may not be able to increase our advertising revenue if advertising rates decrease in response to increased competition. Our inability to increase our revenues from advertisers could reduce our growth and affect our profitability.

The market for email software products and services is highly competitive, and if we cannot compete effectively, our revenues will decline and we will be unable to gain or retain market share.

Our products compete in the market for email software products and services that aim to offer a customized and entertaining email experience for consumers, including features such as email notifiers, software skins, email backgrounds and multimedia content. Our main competitors among specialized providers of email services offer the following products: Arcsoft Multimedia Email™ 3, Comet Cursor Plus, LetterMark™ email, FunWeb Products™, Hotbar®, Metamail 4.0 and WikMail 2005, all of which incorporate special features that provide a personalized email experience. In addition, our products also face competition from general email software programs offered to the private market by large Internet and software companies, such as AOL9 and NetscapeMail by America Online, Inc., Eudora® by QUALCOMM Incorporated (Nasdaq: QCOM), FireFox Mail® by Mozilla Foundation and Outlook Express and MSN9 by Microsoft Corporation (Nasdaq: MSFT), some of which may also incorporate certain special features that provide a personalized email experience. Many of the large Internet and software companies offer their email software programs free of charge. Competition with these products could result in reduced prices and margins, fewer purchases of our products and services and loss of market share.

Many of our competitors have more established brands, products and customer relationships than we do, which could inhibit our market penetration efforts even if they may not offer a customized and entertaining email experience similar to IncrediMail. For example, consumers may choose to receive an extensive package of Internet and email services from a more dominant and recognized company, such as Microsoft Corporation (Outlook Express or MSN®) or America Online, Inc. (AOL®). If we are unable to achieve continued market penetration, we will be unable to compete effectively.

In addition, many of our other current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. These competitors could use their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as to develop new technologies, products or features that could effectively compete with our existing product lines. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. See “Item 4.B Business Overview – Competition” of our annual report on Form 20-F for the year ended December 31, 2005, which is incorporated by reference into the registration statement in which this reoffer prospects is included (the “20-F”), for additional discussion of our competitive market.

We may use a substantial portion of the proceeds of our recently completed initial public offering to acquire an unspecified business. These acquisitions could divert our resources, cause dilution to our shareholders and adversely affect our financial results.

We may use a portion of the proceeds of our recently completed initial public offering to acquire complementary products, technologies or businesses. We have not made any acquisitions to date and our management has not had any experience making acquisitions or integrating acquired businesses. Negotiating potential acquisitions or integrating newly-acquired products, technologies or businesses could divert our management’s attention from other business concerns and could be expensive and time-consuming. Acquisitions could expose our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not effectively integrate any acquired products, technologies or businesses, and might not achieve anticipated revenues or cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired product, technology or company, or issuances of equity securities that cause dilution to our existing shareholders. Furthermore, we may incur contingent liability or possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, and we may not have, or may not be able to enforce, adequate remedies in order to protect our company. If any of these or similar risks relating to acquiring products, technologies or businesses should occur, our business could be materially harmed.

If we are deemed to be not in compliance with applicable data protection laws, our operating results could be materially affected.

We collect and maintain certain information about our customers in our database. Such collection and maintenance of customer information is subject to data protection laws and regulations in Israel, the United States and other countries. A failure to comply with applicable regulations could result in class actions, governmental investigations and orders, and criminal and civil liabilities, which could materially affect our operating results.

Although we strive to comply with all applicable regulations and use our best efforts to inform our customers of our business practices prior to any installations of our software, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business. See “Item 4.B Business Overview – Government Regulation” of the 20-F for additional discussion of applicable regulations.

If there are privacy or security concerns regarding our collection, use and handling of personal information, we could incur substantial expenses.

Although we take all reasonable steps to insure the security of personal information, concerns may be expressed, from time to time, about whether our products compromise the privacy or confidentiality of the information of users and others. Concerns about our collection, use, sharing or handling of personal information or other privacy related matters, even if unfounded, could damage our reputation and operating results. See “Item 4.B Business Overview – Government Regulation” of the 20-F for additional discussion of applicable regulations.

We rely on online payment for our products and any limitations imposed on online payment services could increase our costs associated with the collection of payment and could adversely affect our business.

Payment for our products is processed online. We engage third parties to process online payment for our products. Credit card companies could change their policies with respect to acceptance of online payments, refunds and charge-backs or in response to any change in government regulations. Any of these changes could result in increased costs for providing online payment services. Furthermore, implementation of an alternative method for collection of payment would entail substantial expenses and may not be feasible for our business.

We depend on a third party Internet and telecommunication provider to operate our website and securing alternate sources for these services could significantly increase our expenses.

We depend on Bezeq International Ltd., a third party provider of Internet and related telecommunication services, including hosting and location facilities, to operate our website. This company may not continue to provide services to us without disruptions in services, at the current cost or at all. While we believe that there are many alternative providers of hosting and other communication services available to us, the costs associated with any transition to a new service provider could be substantial and require us to reengineer our computer systems and telecommunications infrastructure to accommodate a new service provider. This process could be both expensive and time consuming and could result in lost business both during the transition period and after.

Our servers and communications systems could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions. Although we maintain back-up systems for our servers, any of these events could cause system interruption, delays, loss of critical data and lost registered users and revenues.

We currently rely solely on the Internet as a means to sell our products. Accordingly, if we, or our customers, are unable to utilize the Internet due to a failure of technology or infrastructure, terrorist activity or other reasons, we could lose current or potential customers and revenues. While we have backup systems for most aspects of our operations, our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. In addition, we may have inadequate insurance coverage or insurance limits to compensate us for losses from a major interruption. Furthermore, interruptions in our website could materially impede our ability to attract new companies to advertise on our website and to maintain relationships with current advertisers. Difficulties of this kind could damage our reputation, be expensive to remedy and curtail our growth.

Termination of our licensing or promotion agreements or our agreement with Commtouch could result in lost revenues and loss of market share.

Our licensing and promotion agreements, including our agreements with Oberon Media Inc. and PointMatch USA Inc., are providing an increasing amount of revenue, growing from $0.6 million in 2004 to $0.8 million in 2005. The termination of those agreements would result in lost revenues and the loss of market share until we were able, if at all, to enter into new and similar arrangements. Further, the agreement with PointMatch USA prohibits us from integrating or promoting a similar matchmaking site or otherwise competing with it for 12 months after the termination, which would make it more difficult to enter into similar arrangements. In addition, we launched our anti-spam solution JunkFilter Plus in the third quarter of 2005. If our agreement to use the anti-spam software development kit developed by Commtouch Ltd. were to terminate, we would be required to redevelop our JunkFilter Plus anti-spam product, or retain a new provider of a development kit, and, as a result, we would likely suffer lost revenues and the potential loss of market share.

Our products operate in a variety of computer configurations and could contain undetected errors or defects that could result in product failures, lost revenues and loss of market share.

Our software may contain undetected errors, failures or defects, especially when the products are first introduced or when new versions are released. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Therefore, there could be errors or failures in our products. In addition, despite testing by us and beta testing by some of our registered users, errors, failures or bugs may not be found in new products or releases until after commencement of commercial sales. In the past, we have discovered software errors, failures and defects in certain of our product offerings after their introduction and have likely experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or defects in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position or claims by customers. Alleviating any of these problems could require significant expense and could cause interruptions.

Exchange rate fluctuations may decrease our earnings if we are not able to hedge our currency exchange risks effectively.

A majority of our revenues are denominated in U.S. dollars. However, most of our costs, mainly personnel expenses, are incurred in New Israeli Shekels, or NIS. Inflation in Israel may have the effect of increasing the U.S. dollar cost of our operations in Israel. If the U.S. dollar declines in value in relation to the New Israeli Shekel, it will become more expensive for us to fund our operations in Israel. A revaluation of one percent of the NIS as compared to the U.S. dollar will cause an effect of less than 1% on our income before taxes. During 2003 and 2004, the exchange rate of the U.S. dollar to the New Israeli Shekel declined significantly although that trend reversed in 2005.

We receive only U.S. dollars from sales; however, our online payment service providers process sales in various currencies. Some of the proceeds from our sales are processed by an online payment service that holds 25% of these proceeds for a period of up to six months. With respect to cash proceeds that are held by this online payment service in currencies other than U.S. dollar, we bear a foreign currency fluctuation risk until such proceeds are actually paid to us. As of December 31, 2005, proceeds in foreign currencies held by this online payment service amounted to approximately $0.6 million and resulted in expenses of approximately $0.1 million for the year ended December 31, 2005. In addition, in territories where our prices are based on local currencies, fluctuations in the dollar exchange rate could affect our gross profit margin. To date, we have not found it necessary to hedge the risks associated with fluctuations in currency exchange rates. In the future, if we do not engage in effective hedging transactions, we may incur losses from unfavorable fluctuations in foreign currency exchange rates. See “Item 11 Quantitative and Qualitative Disclosure of Market Risks” of the 20-F for further discussion of the effects of exchange rate fluctuations on earnings.

A loss of the services of our senior management and other key personnel could adversely affect execution of our business strategy.

We depend on the continued services of our senior management, particularly Yaron Adler, our Chief Executive Officer, Ofer Adler, our Chief Product Officer, and Gil Pry-Dvash, our Chief Technology Officer. Our business and operations to date have been mainly implemented under the direction of our current senior management. The loss of their services could create a gap in management and could result in the loss of management and technical expertise necessary for us to execute our business strategy and thereby, adversely affect execution of our business strategy. Although we have recently obtained “key person” life insurance on the life of Yaron Adler in the amount of $1.5 million, and we expect to obtain similar life insurance on the life of Ofer Adler. We do not expect to obtain “key person” life insurance with respect to our other officers.

Further, our ability to execute our business strategy also depends on our ability to continue to attract, retain and motivate qualified and skilled technical and creative personnel and skilled management, marketing and sales personnel. If we cannot attract and retain additional key employees or lose one or more of our current key employees, our ability to develop or market our products could be adversely affected. See “Item 6 Directors, Senior Management and Employees” of the 20-F.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and, therefore, may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with all of our professional employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current U.S. and Israeli law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Our international operations involve special risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

We derive and expect to continue to derive a substantial portion of our revenues from customers outside Israel and the United States. Our international sales and related operations are subject to a number of inherent risks, including risks with respect to:

—	potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights than those of Israel or the United States;
—	costs and delays associated with translating and supporting our products in multiple languages;
—	foreign exchange rate fluctuations and economic instability, such as higher interest rates and inflation, which could make our products more expensive in those countries;
—	costs of compliance with a variety of laws and regulations;
—	restrictive governmental actions such as trade restrictions;
—	limitations on the transfer and repatriation of funds and foreign currency exchange restrictions;
—	compliance with different consumer and data protection laws and restrictions on pricing or discounts;
—	lower levels of adoption or use of the Internet and other technologies vital to our business and the lack of appropriate infrastructure to support widespread Internet usage;
—	lower levels of consumer spending on a per capita basis and fewer opportunities for growth in certain foreign market segments compared to the United States;
—	lower levels of credit card usage and increased payment risk;
—	changes in domestic and international tax regulations; and
—	geopolitical events, including war and terrorism.

Risks Related to Our Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed.

Our ability to execute our business strategy and compete depends in part upon our ability to protect our intellectual property. In 2000, we submitted patent applications in the United States, the European Community and Israel with respect to certain processes that we employ in our products. One patent has been issued in the United States under these applications to date. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any issued patents may be challenged, invalidated or legally circumvented by third parties. We cannot be certain that our patents will be upheld as valid and enforceable or prevent the development of competitive products. Consequently, competitors could develop, manufacture and sell products that directly compete with our products, which could decrease our sales and diminish our ability to compete. If our intellectual property does not adequately protect us from our competitors’ products and methods, our competitive position could be adversely affected and we could be precluded from operating all or a portion of our business.

In addition, we exploit our brand name Incredi by applying it to products offered through collaborations with third parties. We have registered INCREDIMAIL as a trademark only in the United States. Our ownership and use of the Incredi brand name may be challenged, invalidated or legally circumvented by third parties, in which case our ability to generate revenues from its exploitation will suffer.

We have registered, or have rights to, various domain names relating to our brand, including incredimail.com, incredidate.com and incredigames.com. If we fail to maintain, or to enforce our rights to, these registrations, it will be difficult for us to implement our strategy to increase recognition of our brand. Third parties have registered domain names similar to ours and if such parties engage in a business that may be harmful to our reputation or confusing to our customers, our revenue may decline and we may incur additional expenses in maintaining our brand.

We rely on a combination of patent and other intellectual property laws and confidentiality, non-disclosure and assignment of inventions covenants as appropriate, with our employees and consultants, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our property from unauthorized disclosure, third-party infringement or misappropriation. We also rely on trade secret protection for our technology, in part through confidentiality covenants with our employees, consultants and third parties. However, these parties may breach these covenants and we may not have adequate remedies for any breach. Also, others may learn of our trade secrets through a variety of methods. In addition, the laws of certain countries in which we sell our products may not protect our intellectual property rights to the same extent as the laws of the United States or Israel. See “Item 4.B Business Overview –Intellectual Property” of the 20-F.

Third party claims of infringement or other claims against us could require us to redesign our products, seek licenses, or engage in future costly intellectual property litigation, which could adversely affect our financial position and our ability to execute our business strategy.

The appeal of our products is largely the result of the graphics, sound and multimedia content that we incorporate in our products. We enter into licensing arrangements with third parties for these uses. However, other third parties may from time to time claim that our current or future use of content, sound and graphics infringe their intellectual property rights, and seek to prevent, limit or interfere with our ability to make, use or sell our products. For example, in 2002 and again in 2004, a third party had contacted us to demand that we remove certain “Smiley” graphics from our website, claiming that he had registered a trademark with respect to these graphics and that our use infringed his rights. We believe this claim to be without any merit and intend to vigorously defend any suit filed against us in this matter.

If it appears necessary or desirable, we may seek to obtain licenses for intellectual property rights that we are allegedly infringing, may infringe or desire to use. Although holders of these types of intellectual property rights often offer these licenses, we cannot assure you that licenses will be offered or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license for key intellectual property rights from a third party for technology or content, sound or graphic used by us could cause us to incur substantial liabilities and to suspend the development and sale of our products. Alternatively, we could be required to expend significant resources to re-design our products or develop non-infringing technology. If we are unable to re-design our products or develop non-infringing technology, our revenues could decrease and we may not be able to execute our business strategy.

We may become involved in litigation not only as a result of alleged infringement of a third-party’s intellectual property rights, but also to protect our own intellectual property rights. If we do not prevail in any third-party action for infringement, we may be required to pay substantial damages and be prohibited from using intellectual property essential to our products.

We may also become involved in litigation in connection with the brand name rights associated with our company name or the names of our products. We do not know whether others will assert that our company name or brand name infringes their trademark rights. In addition, names we choose for our products may be claimed to infringe names held by others. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales. Any lawsuit, regardless of its merit, would likely be time-consuming, expensive to resolve and require additional management time and attention.

Unlawful copying of our products or other third party violations of existing legal protections or reductions in the legal protection for intellectual property rights of software developers or use of open source software could adversely affect our revenue.

The software products that we sell incorporate a technology that reduces the ability of third parties to copy the software without having paid for it. Unlicensed copying and use of software and intellectual property rights represents a loss of potential revenue to us, which could be more significant in countries where laws are less protective of intellectual property rights. Continued educational and enforcement efforts may not affect revenue positively and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

In addition, certain of our products or services may now or in the future incorporate open source software, which are typically distributed “as-is” without warranties, such as warranties of performance or ownership or indemnities against intellectual property infringement claims. Moreover, to the extent that we incorporate open source software into our products or services, although we do not currently intend ever to incorporate open source software that would require us to do so, the license for such open source software may obligate us, among other things, to pass on to our licensees without charge the rights to use, copy, modify and redistribute the underlying software source code, both with respect to the original open source code and any modifications to such code created by us.

Risks Related to Our Industry

The Internet as a medium for commerce and communication is not yet fully established and is subject to uncertainty and a decline in the number of Internet users could cause our revenues to decrease and our products to become obsolete.

The Internet as a medium for communication is not yet fully established and is subject to uncertainty. In addition, the electronic communication industry is rapidly evolving, as new means for electronic communication are offered to the public. Our ability to execute our business strategy is dependent upon the continued predominance of email as a means of electronic communication and upon the continued use of the Internet.

Although email software programs and services currently enjoy a large market, the development and consumer acceptance of other means of electronic communication, such as text messaging over phone networks, could result in a substantial decrease in the size of this market, in which case our revenues could decrease and our products could become obsolete.

In addition, our products may only be used on personal computers that can be and are connected to the Internet. While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. In addition, activity that diminishes the experience for Internet users, such as spyware, spoof emails, viruses and spam directed at Internet users, as well as viruses and “denial of service” attacks directed at Internet companies and service providers, may discourage people from using the Internet, including for communications and commerce. Furthermore, newer users of the Internet could be less active email users compared to our earlier users. If use of the Internet as a medium for communication and commerce grows at a slower rate than we anticipate, our sales would be less than expected. In addition, the development and acceptance of new technologies and platforms could divert our targeted customers from the use of the Internet, in which case our results of operations will be adversely affected.

New laws and regulations applicable to e-commerce, Internet advertising, privacy and data collection, and uncertainties regarding the application or interpretation of existing laws and regulations, could harm our business.

Our business is conducted through the Internet and therefore, among other things, we are also subject to the laws and regulations that apply to e-commerce. These laws and regulations are becoming more prevalent in the United States and elsewhere and may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, electronic contracts and other communications, Internet advertising, consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services.

Many areas of the law affecting the Internet remain largely unsettled, even in areas where there has been some legislative action. It is difficult to determine whether and how existing laws, such as those governing intellectual property, privacy and data protection, libel, data security and taxation, apply to the Internet and our business. New laws and regulations may seek to impose additional burdens on companies conducting business over the Internet. We are unable to predict the nature of the limitations that may be imposed.

For example, legislation has been enacted to regulate the use of “cookie” technology. Upon installation of our software, certain cookies generated by us and our advertisers are placed on our customers’ computers. It has been argued that Internet protocol addresses and cookies are intrinsically personally identifiable information that is subject to privacy standards. We cannot assure you that our current policies and procedures would meet these restrictive standards.

In addition, technology is changing constantly and data security regulations and standards are in a state of flux. Changes in law or regulations may require that we materially change the way we do business. For example, we may be required to implement physical, administrative and technological security measures different from those we have now, such as different data access controls or encryption technology. We may incur substantial expenses in implementing such security measures.

In addition, although current decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet, the U.S. Congress and a number of states have been considering various initiatives that could limit or supersede these decisions. If any of these initiatives result in a reversal of the Court’s current position, we could be required to collect sales and use taxes on our U.S. sales. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and could decrease our future sales.

The cost of compliance with taxation, consumer and privacy related regulations could be material and we may not be able to comply with the applicable regulations in a timely or cost-effective manner. In response to evolving legal requirements, we may be compelled to change our business model and practices, which could reduce our sales, and we may not be able to replace the revenues lost as a consequence of the change. These changes could also require us to incur significant expenses, subject us to liability and require increased time and attention of our management. See “Item 4.B Business Overview – Government Regulation” of the 20-F for additional discussion of applicable regulations affecting our company.

Risks Related to Our Operations in Israel

Political, economic and military instability in the Middle East may impede our ability to operate and harm our financial results.

Our principal executive offices are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect directly our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly. Ongoing and revived hostilities and the attempts to resolve the conflict between Israel and its Arab neighbors often results in political instability that affects the Israeli capital markets and can cause volatility in interest rates, exchange rates and stock market quotes. These or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. In addition, we cannot predict the effect on Israel or the Middle East generally of the recent elections in the Palestinian Authority and for the Knesset, the Israeli parliament. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies although the impact of these restrictions is not as important for a company such as ours that sells its products through the Internet.

Our operations may be disrupted by the obligations of our personnel to perform military service.

Many of our male employees in Israel, including members of senior management, are obligated to perform up to 36 days of military reserve duty annually until they reach age 48 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees.

Investors and our shareholders generally may have difficulties enforcing a U.S. judgment against us, our executive officers and our directors or asserting U.S. securities laws claims in Israel.

We are incorporated in Israel and all of our executive officers and most of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, all of our assets and most of the assets of our executive officers and directors are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

The tax benefits available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

We have generated income and therefore, are able to take advantage of tax exemptions and reductions resulting from the Approved Enterprise status of our facilities in Israel. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we fail to meet the required conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we have received with interest and adjustment for change in Israeli consumer price index. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Israeli Law for the Encouragement of Capital Investments was amended. As a result, the criteria for investments qualified to receive tax benefits as an Approved Enterprise were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs. As a result of the amendment and recent interpretations, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income, possibly affecting our results in the future. See “Item 10.E Taxation – Israeli Taxation – Law for the Encouragement of Capital Investments, 1959” of the 20-F for more information about these programs.

Risks Related to our Ordinary Shares

Our ordinary shares are traded on the Nasdaq Capital Market, which provides limited liquidity, and we expect that the price of our ordinary shares will fluctuate substantially.

Our ordinary shares are included for quotation in the Nasdaq Capital Market, which provides limited liquidity compared to the Nasdaq National Market or the national exchanges. The lack of a trading market may result in the loss of research coverage by any securities analyst that may cover our company in the future. Moreover, we cannot assure you that any securities analyst will maintain research coverage of our company and our ordinary shares. In addition, the market price of our ordinary shares may fluctuate substantially and will be affected by a number of factors, including:

—	any increase or decrease in the sales of our products;
—	the recruitment or departure of key personnel;
—	the announcement of new products or service enhancements by us or our competitors;
—	quarterly variations in our or our competitors' results of operations;
—	seasonal trends in purchases of our products;
—	announcements related to litigation;
—	changes in earnings' estimates, investors' perceptions or recommendations by securities analysts or our failure to achieve analysts' earning estimates;
—	fluctuations in foreign currency exchange rates affecting our results of operations;
—	developments in our industry; and
—	general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

Moreover, the stock prices of many companies in the software and Internet industries have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares.

If we cannot continue to satisfy the Nasdaq Capital Market’s listing maintenance requirements and other Nasdaq rules, our ordinary shares could be delisted, which could negatively affect the price of our ordinary shares and your ability to sell them.

In order to maintain listing on the Nasdaq Capital Market, we are required to comply with Nasdaq rules applicable to foreign private issuers, which include rules regarding minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. We may not be able to continue to satisfy the listing maintenance requirements of the Nasdaq Capital Market and other applicable Nasdaq rules. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our ordinary shares could be subject to delisting. If our shares are delisted, trading, if any, of our ordinary shares would thereafter be conducted in the over-the-counter market, in the so-called “pink sheets” or on the National Association of Securities Dealers, Inc.‘s “electronic bulletin board.” As a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our ordinary shares.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses. We incur costs associated with our public company reporting requirements as well as costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, the rules of the Nasdaq Market and the provisions of the Israeli Companies Law, 1999 (the “Companies Law”) that apply to public companies. For example, as a public company, we have created additional board committees and are required to have two external directors pursuant to the Israeli Companies Law. We also hired a full-time chief financial officer in November 2005 and intend to increase our accounting and financial staff. In addition, we expect to incur significant costs in connection with disclosure controls and procedures and the assessment of our internal controls over financial reporting, as required under the Sarbanes-Oxley Act of 2002. Furthermore, due to the enhanced liability imposed on directors and officers of a public company, our director and officer liability insurance is more difficult and more expensive for us to obtain. See “Item 5 Operating and Financial Review and Prospects – Overview – General and Administrative Expenses” of the 20-F for a discussion of our increased expenses as a result of being a public company.

If we do not establish a fully-staffed accounting and financial department, our business and our share price could be adversely affected.

In order to support our intended growth, as well as to help ensure compliance with our obligations as a public company, we will need to increase our accounting staff and retain an internal auditor, as required of public companies under the Israeli Companies Law. If we cannot retain such personnel, our ability to meet our reporting obligations could suffer and we may not be able to manage our intended growth effectively, which could also cause the price of our ordinary shares to decline. Further, beginning with our annual report for the year ending December 31, 2007, we and our auditor will be required to report on the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The existence of one or more material weaknesses, whether because of inadequate staffing or otherwise, would require us and our auditor to conclude that our internal control over financial reporting is not effective. If there are identified deficiencies in our internal control over financial reporting, we could be subject to investigations and sanctions by regulatory authorities. As a result, the price of our ordinary shares could decline and we may be required to incur additional costs in improving our accounting and financial staffing as well as our internal control system. The potential damage to our reputation from a public announcement of an internal control weakness could also adversely affect the price of our ordinary shares.

A small number of existing shareholders hold a significant percentage of our outstanding ordinary shares and can exercise significant influence over our actions.

As of April 30, 2006, our directors and officers beneficially owned (including shares issuable upon exercise of options exercisable within 60 days of April 30, 2006) approximately 34.97% of our outstanding ordinary shares in the aggregate. The interests of these shareholders may differ from your interests. These shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the raising of future capital and the amendment of our articles of association, which govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” of the 20-F for additional information concerning this duty. Our shareholders generally may find it difficult to comply with the provisions of Israeli law.

Moreover, unlike U.S. domestic corporations, foreign private issuers such as IncrediMail are not required to comply with certain of the Nasdaq Market rules regarding independent director review of related party transactions and shareholder approval of certain corporate actions. We are obligated to comply with Israeli laws with respect to these matters, as more fully described under “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” and “– Voting, Shareholder Meetings and Resolutions” of the 20-F.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain provisions that may make it more difficult to acquire our company, such as provisions establishing a classified board. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Item 10.B Memorandum and Articles of Association – Approval of Related Party Transactions” and “Item 10.E – Taxation – Israeli Taxation” of the 20-F for additional discussion about some anti-takeover effects of Israeli law.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Future sales of our ordinary shares could reduce our stock price.

We have granted to a number of our shareholders, who together owned approximately 18.8% of our shares at the closing of our initial public offering, registration rights with respect to their ordinary shares. In addition, we have granted the underwriters of our initial public offering a purchase option to purchase 175,000 of our ordinary shares and certain demand and “piggy back” registration rights with respect to such underlying shares under the Securities Act. Sales by shareholders of substantial amounts of our ordinary shares, or the perception that these sales may occur in the future, could materially and adversely affect the market price of our ordinary shares. In addition, although our executive officers, directors and certain large shareholders have agreed not to sell their shares for a period of up to 12 months after the date of our initial public offering, a substantial number of shares held by our current shareholders or issuable upon exercise of options are currently eligible, or will be eligible in the near future, for sale in the public market. Furthermore, as the restrictions on resale that are applicable to our executive officers, directors and certain large shareholders end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Although we have paid dividends in the past we do not expect to pay dividends in the future and any return on investment may be limited to the value of our stock.

Although we have paid dividends in the past, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends on our ordinary shares will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We intend to reinvest the amount of tax exempt income derived from our Approved Enterprise status and not to distribute that income as dividends. See “Item 8.A Consolidated Statements and Other Financial Information – Policy on Dividend Distribution” of the 20-F for additional information regarding the payment of dividends.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our shareholders. If we were classified as a passive foreign investment company, a U.S. holder of our ordinary shares could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of shares in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares, as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see “Item 10.E Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” of the 20-F.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “The Company” and “Risk Factors” and elsewhere in this reoffer prospectus constitute forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this reoffer prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this reoffer prospectus.

USE OF PROCEEDS

IncrediMail will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the selling shareholders. All such proceeds, net of brokerage commissions, if any, will be received by the selling shareholders. See “Selling Shareholders” and “Plan of Distribution.”

SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of selling shareholders based upon the corporate records of IncrediMail as of March 28, 2006. Beneficial ownership is determined in accordance with the rules of the Commission, is based upon 9,381,668 shares outstanding as of such date and generally includes voting or investment power with respect to securities. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of ordinary shares that are to be offered by this prospectus or that will be owned for the direct or indirect account of each selling shareholder upon completion of the offering to which this prospectus relates. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of IncrediMail.

Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Offered	Number of Shares to be Beneficially Owned if All Shares Offered Hereby are Sold*	% of Outstanding Shares To Be Owned if All Shares Offered Hereby are Sold

Gil Pry-Dvash (1)	166,820	20,520	146,300	1.56%
Dan Blumenfeld (2)	15,200	15,200	0	0
Gittit Guberman (3)	3,800	3,800	0	0
Yuval Gross (4)	6,080	6,080	0	0

1.     Includes options to purchase 20,520 ordinary shares at an exercise price of $1.72 per share, exercisable within 60 days of the date of this registration statement.

2.     Represents options to purchase 15,200 ordinary shares at an exercise price of $1.72 per share, exercisable within 60 days of the date of this registration statement.

3.     Represents options to purchase 3,800 ordinary shares at an exercise price of $1.72 per share, exercisable within 60 days of the date of this registration statement.

4.     Represents ordinary shares purchased by the selling shareholder through the exercise of options granted under the Plan.

PLAN OF DISTRIBUTION

Ordinary shares offered hereby may be sold from time to time directly by or on behalf of the selling shareholders in one or more transactions on the Nasdaq Capital Market or on any stock exchange on which the ordinary shares may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling shareholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling shareholders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Sales of shares must also be made by the selling shareholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling shareholders may, at the same time, sell any ordinary shares owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus.

There can be no assurance that any of the selling shareholders will sell any or all of the shares offered by them hereby.

IncrediMail will pay all expenses of the registration of the shares and will not receive any proceeds from the sale of any shares by the selling shareholders.

IncrediMail has notified the selling shareholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the ordinary shares being offered hereby has been passed upon for IncrediMail by Erdinast, Ben Nathan & Co., Israeli counsel to IncrediMail.

EXPERTS

The financial statements incorporated by reference in this reoffer prospectus from our Annual Report on Form 20-F for the year ended December 31, 2005 have been audited by Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel and a member of Ernst & Young Global, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents filed with or furnished to the Commission by the Company (File No. 000-51694) are incorporated herein by reference and made a part hereof:

(d)	The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the Commission on April 4, 2006 (except for Exhibit 13 thereto);

(e)	Our reports on Form 6-K furnished to the Commission on February 28, March 23, April 4 and April 27, 2006; and

(f)	The description of our ordinary shares set forth in the Prospectus, dated January 30, 2006, contained in the Company’s registration statement on Form F-1/A (No. 333-129246) filed with the Commission on January 30, 2006, including any other amendment or report filed for the purpose of updating such description.

In addition, unless otherwise stated herein, all documents subsequently filed with the Commission by the Company pursuant to Sections 13(a), 13(c) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (except for certifications pursuant 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act) and to the extent, if at all, designated therein, certain reports on Form 6-K furnished by us prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this document will be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this document or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this document modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

None.

Item 6.	Indemnification of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance against monetary liability incurred in his or her capacity as an office holder whether imposed in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court, the indemnification must be limited to foreseeable events in light of the company’s actual activities at the time of the indemnification undertaking and to a specific sum or a reasonable criterion under such circumstances, as determined by the board of directors. However, as described below, an undertaking to indemnify an office holder in advance of an event need not be limited with respect to reasonable litigation expenses, including attorneys’ fees.

Under the Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

—	any monetary liability whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court;
—	reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an investigation or proceedings instituted against him or her by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against the office holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the office holder, or (ii) without the filing of an indictment against the office holder but with levying a monetary obligation in substitute of such criminal proceedings upon the office holder for a crime that does not require proof of criminal intent; and
—	reasonable litigation expenses, including attorneys’ fees, in proceedings instituted against him or her by the company, on the company’s behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder, if and to the extent provided for in its articles of association. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party.

A company may, in advance only, exculpate an office holder for a breach of the duty of care. However, a company may not so exculpate an office holder for a breach of the duty of care in connection with a distribution of dividends or a repurchase of the company’s securities. A company may not exculpate an office holder from a breach of the duty of loyalty towards the company.

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

Our board of directors and shareholders have resolved to indemnify our directors and our Chief Financial Officer to the extent permitted by law and by our articles of association for liabilities not covered by insurance and that are of certain enumerated events, subject to an aggregate sum equal to 50.0% of the shareholders equity as set forth in the financial report of the preceding year to which a claim for indemnification is made.

Item 7.	Exemption from Registration Claimed

        The 6,080 ordinary shares offered by Yuval Gross were issued to such selling shareholder by the Company in reliance on Regulation S under the Securities Act.

Item 8.	Exhibits

4.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the registrant's registration statement on Form F-1/A, File No. 333-129246).

4.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.3 to the registrant's registration statement on Form F-1/A, File No. 333-129246).

5.1	Opinion of Erdinast, Ben Nathan & Co., Advocates, Israeli counsel to the registrant, as to the legality of the securities being offered under this registration statement.

23.1	Consent of Kost Forer Gabbay & Kasierer, Member of Ernst & Young Global.

23.2	Consent of Erdinast, Ben Nathan & Co. (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-4 of this registration statement).

99.1	IncrediMail Ltd. 2003 Israeli Share Option Plan.

Item 9.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously ( disclosed in the Registration Statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel on this 10th day of May, 2006.

INCREDIMAIL LTD. BY: /S/ Yaron Adler —————————————— Yaron Adler Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints each of Yaron Adler and Yacov Kaufman, and each of them with power of substitution, as his attorney-in-fact, in all capacities, to sign any amendments to this registration statement (including post-effective amendments) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-facts or their substitutes may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Yaron Adler —————————————— Yaron Adler	Chief Executive Officer and Director (principal executive officer)	May 10, 2006

/s/ Yacov Kaufman —————————————— Yacov Kaufman	Chief Financial Officer (principal financial and accounting officer)	May 10, 2006

/s/ Ofer Adler —————————————— Ofer Adler	Director	May 10, 2006

/s/ Tamar Gottlieb —————————————— Tamar Gottlieb	Director	May 10, 2006

/s/ Yair M. Zadik —————————————— Yair M. Zadik	Director	May 10, 2006

/s/ Gittit Guberman —————————————— Gittit Guberman	Director	May 10, 2006

/s/ Elizabeth DeMarse —————————————— Elizabeth DeMarse	Director	May 10, 2006

/s/ James H. Lee —————————————— James H. Lee	Director	May 10, 2006

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of IncrediMail Ltd., has signed this registration statement on Form S-8 on May 10, 2006.

PUGLISI & ASSOCIATES BY: /S/ Donald J. Puglisi, —————————————— Donald J. Puglisi, Managing Director

EXHIBIT INDEX

Description

4.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the registrant's registration statement on Form F-1/A, File No. 333-129246).

4.2	Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.3 to the registrant's registration statement on Form F-1/A, File No. 333-129246).

5.1	Opinion of Erdinast, Ben Nathan & Co., Advocates, Israeli counsel to the registrant, as to the legality of the securities being offered under this registration statement.

23.1	Consent of Kost Forer Gabbay & Kasierer, Member of Ernst & Young Global.

23.2	Consent of Erdinast, Ben Nathan & Co. (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-4 of this registration statement).

99.1	IncrediMail Ltd. 2003 Israeli Share Option Plan.